Mail Stop 3561
      October 21, 2005

Steven L. Day, Chief Executive Officer
Dover Saddlery, Inc.
525 Great Road
P. O. Box 1100
Littleton, MA  01460

      Re:	Dover Saddlery, Inc.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed October 5, 2005
		File No. 333-127888

Dear Mr. Day:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 12 in our letter dated
September
23, 2005. The revised disclosure and Exhibits 10.25 and 10.26 reflect that the redemption agreement was initially executed on August 25, 2005 - the day before you filed this registration statement - but closed on September 14, 2005, which is subsequent to the filing of the registration statement. Please provide us with an analysis of whether the redemption agreement was completed in a manner consistent with Rule 152 under the Securities Act. In this regard, we note that the Exhibit 10.26 letter agreement solely amends the closing date of the redemption agreement to September 14, 2005.
2. Also, we note in this amendment new disclosure and new exhibits related to an amended and restated subordination agreement dated September 16, 2005, which again is subsequent to the filing of the registration statement. In particular, we note that as reflected in
Exhibit 10.32, you entered into a warrant purchase agreement to sell common shares subsequent to the filing of the registration statement.
Please provide us with an analysis of whether the private warrant purchase agreement for common shares should be integrated with your public offering of common shares.

Summary Historical Financial Information, page 4
3. We note your response to comment 8 in our letter dated
September
23, 2005. However, in footnote (1) on pages 4 and 27, you still disclose that, "we also use EBITDA to determine our compliance with some of the covenants under our revolving credit facility and subordinated notes." Please remove this reference or include a reconciliation of EBITDA to operating cash flows or whatever directly comparable cash flow measure exists in GAAP.
4. We note your response to comment 9 in our letter dated
September
23, 2005. Please revise your disclosures to include disclosure of cash flows from operations, cash flows from investing activities, and cash flows from financing activities in addition to your presentation of capital expenditures. Please ensure your presentation is consistent with the Summary of Historical Financial Information on page 4 and Selected Financial Data on page 26.

Critical Accounting Policies, page 39
5. We note your response to comment 15 in our letter dated
September
23, 2005. Your discussion of changes and trends associated with the underlying accounts focuses strictly on reserves from the balance sheet perspective. Please also disclose changes and trends from the income statement perspective. For example, your discussion of merchandise inventories should quantify the amount of expenses that you recorded in each period for allowances and discuss any trends or significant changes. Your discussion of revenue recognition should highlight any changes in historical sales return rates or the lack of any changes.

Plan of Distribution, page 76
6. We note your response to comment 18 in our letter dated
September
23, 2005. With particular regard to the supplemental "Open IPO Auction Process Materials" you have provided us, please tell us to whom and how you will deliver the final piece, which appears to be a targeted announcement. In addition, to the extent you intend it to comply with Rule 134, please tell us why it is appropriate to list your 1-800 number and website, and include the bottom portion`s suggestion to forward the message to friends and family.


Commissions and Discounts, page 76
7. Please refer to the last sentence of this subsection. Please confirm that the information on websites maintained by any selected dealer or selling group members is limited to the electronic prospectus and other information permitted by Rule 134.

The OpenIPO Auction Process, page 76
8. Please revise to disclose that you will deliver to bidders a notice of effectiveness of the registration statement and of the date that the auction will close. This notice is included in your supplemental materials, but does not appear to be discussed here in the Plan of Distribution. Also, please revise the notice and your disclosure to clarify that this notice is sent when you request effectiveness of the registration statement.

Reconfirmation of Bids, page 77
9. We note in the first paragraph under "Changes in the Price
Range
Prior to Effectiveness of the Registration Statement," you state that pre-effectively, you will provide notice of any change in the price range or the number of shares to be sold in the offering. Please revise the last bullet here under "Reconfirmation of Bids" to clarify whether you are referring to pre-effective pricing or post-effective pricing or both.
10. You indicate that, in the event you seek reconfirmations, bidders will have a minimum of four hours to reconfirm their bids. Please indicate whether this four-hour period begins to run at the time the request for reconfirmation is transmitted or at some other time. Please also indicate whether reconfirmation notices will include the date and time of the closing of the auction.

Determination of Public Offering Price, page 79
11. We note in the second paragraph you indicate that, based on the results of the auction, you and Hambrecht may elect to change the number of shares sold in the offering and that this may impact the clearing price and change the dilution to potential investors. Please explain what characteristics of the auction results would lead you and Hambrecht to change the number of shares offered based on the results of the auction. Also, please indicate that any decision to reduce the number of shares offered may result in an increase in public offering price and fewer potential investors receiving an allocation of shares in the offering.
12. We note in the fourth paragraph you state that if sufficient bids are not received, or if you do not consider the clearing price to be adequate, or if you and the underwriter are not able to reach agreement on the public offering price, you "may file with the SEC a post-effective amendment to the registration statement in order to conduct a new auction." Please revise to clarify your intentions and the timeframe for conducting a new auction.

Allocation of Shares, page 81
13. Please revise the last bullet in the list at the top of page
82
to indicate that, as a result of the initial rounding, Bid 3 was reduced by a greater percentage of shares, not a greater number of shares, than Bid 1.

Requirements for Valid Bids, page 82
14. You state that valid bids are those that meet the requirements, including account size, established by the underwriters and participating dealers. Please revise to clarify whether you are referring to the $2,000 minimum amount to open an account or some other amount. Please tell us whether Hambrecht requires potential investors to have an eligible account at Hambrecht in place by a certain time in the auction process in order to submit a valid bid.
Please also indicate how Hambrecht`s process differs from that of participating dealers.
15. Please describe any material differences in eligibility, suitability determinations or any other requirements among the underwriters or participating dealers. Further, please disclose whether you will accept multiple bids.

The Closing of the Auction and Allocation of Shares, page 83
16. We note that the auction may close in as little as an hour following effectiveness. Further, we note in your supplemental materials you state that investors must have sufficient funds to cover the purchase of the securities by no later than the third business day after the trade is executed. Please revise the disclosure to clarify when funding is required and how much time investors will have to fund their accounts. Please also revise your prospectus to state whether the auction may close pre-effectively.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Stock Option Plan, page F-20
17. We note your response to comment 28 in our letter dated
September
23, 2005.  It appears that the fair value of your stock has
increased
by approximately 700% from the issuance dates of the options in
2004
until now. Based on the timeline of significant value-enhancing company events included in your response and company results over that time span, it is not clear that the increase in fair value is supported by the events that you have outlined. Please provide us with additional information to support such a significant increase in the fair value of your stock or record additional compensation expense on the stock options granted during 2004. In addition, please expand the Management`s Discussion and Analysis to disclose the intrinsic value of outstanding options, vested and unvested, based on the estimated initial public offering price.


*****


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact David Irving, Staff Accountant, at (202) 551-3321, or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact David Mittelman, Legal Branch
Chief,
at (202) 551-3214 or me at (202) 551-3720 with any other
questions.

      Sincerely,


      H. Christopher Owings
      Assistant Director

cc:	Justin P. Morreale, Esq.
	John J. Concannon III, Esq.
	Bingham McCutchen LLP
	Fax:  (617) 951-8736
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Steven L. Day, Chief Executive Officer
Dover Saddlery, Inc.
October 21, 2005
Page 5